Gulf Resources, Inc.
Cheming Industrial Park, Shouguang City,
Shandong, China 262714

March 12, 2010

Jeffrey Gordon
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gulf Resources, Inc. Form 8-K Filed February 11, 2010 File No. 001-34499

Dear Mr. Gordon:

Gulf Resources, Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on February 17, 2010 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

1.
We note your disclosure that there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.  However, we note in your Form 10-K for the fiscal year ended December 31, 2008, that was filed on March 16, 2009, that your independent registered public accounting firm, Morison Cogen LLP, identified material weaknesses in your internal controls and thus determined that you did not maintain effective internal control over financial reporting as of December 3 I, 2008.  In light of this disclosure, please amend your Form 8-K accordingly to provide the disclosures required by Item 304(a)(1)(v) of Regulation S-K.

Response to Comment 1:

The disclosure on the Form 8-K has been revised to provide the disclosures required by Item 304(a)(1)(v) of Regulation S-K.

2.
Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net income (loss).  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior period.  Explain in detail why you believe the timing of each adjustment is appropriate.

We have attached as Schedule A the company’s fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit with the requested disclosure.  The Company respectfully submits that since previous periods’ adjustment were made properly, there was no adjustment in Q4 relating to Q1, Q2, and Q3.

3.	Provide us with any letter or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee.

Response to Comment 3:

We respectfully submit that there have been no letters or written communication to and from Morison Cogen LLP regarding any reportable events to management or the Audit Committee.

4.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to Comment 4:

We confirm that we have included an updated Exhibit 16 letter from Morison Cogen LLP.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Ms. Tahra Wright, Esq. our U.S. legal counsel at (212) 407-4122.

Sincerely,

Gulf Resources, Inc.

By:	/s/ Xiaobin Liu
Name:	Xiaobin Liu
Title:	Chief Executive Officer

c.c. Mitchell S. Nussbaum, Esq.

       Tahra Wright, Esq.

Schedule A

1) reverse bad debt provision for Shouguang City Haoyuan Chemical Company Limited ("SCHC").

Dr Provision for bad debts (BS)	RMB309,059.00

Cr Bad debt expense (PL)	RMB309,059.00

Reverse the bad debts provision based on the new factors and circumstance on December 31, 2009. According to the assessment to Individual Accounts Receivable on December 31, 2009, all of the accounts receivable were collectible; accordingly, the bad debt provision was reversed.

2) reverse the provision of staff union expense for SCHC

Dr Accrual for staff union expense (BS)	RMB48,614.85

Cr staff union expense (PL)	RMB48,614.85

Reverse the staff union expense made in Q4. According to US GAAP, the staff union expense is recognized on cash basis instead of accrual basis.

3) Tax effect adjustment due to the adjustments in 1) and 2) above for SCHC

Dr: Income tax	RMB89,418.50

Cr: Income tax accrual	RMB89,418.50

4) Reverse bad debt provision for Shouguang Yuxin Chemical Industry Co., Limited ("SYCI").

Dr Provision for bad debts (BS)	RMB 88,849.81

Cr Bad debt expense (PL)	RMB 88,849.81

Reverse the bad debts provision based on the new factors and circumstance on December 31, 2009. According to the assessment to Individual Accounts Receivable on December 31, 2009, all the accounts receivable were collectible, accordingly, the bad debt provision was reversed.

5) Reverse the provision of staff union expense for SYCI

Dr Accrual for staff union expense (BS)	RMB13,440.25

Cr staff union expense (PL)	RMB13,440.25

Reverse the staff union expense made in Q4. According to US GAAP, the staff union expense is recognized on a cash basis instead of accrual basis.

6) Tax effect adjustment due to adjustments 4) and 5) above for SYCI

Dr: Income tax	RMB 25,572.51

Cr: Income tax accrual	RMB 25,572.51